January 14, 2021

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
SEC Division of Corporate Finance – Office of Manufacturing
Attention: Effie Simpson and Melissa Raminpour

Re. KushCo Holdings, Inc. (the “Company”)
Form 10-K for the Year Ended August 31, 2020
Filed November 10, 2020
File No. 000-55418

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated January 5, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended August 31, 2020.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response to the comment set out immediately underneath the comment.

Form 10-K for the Year Ended August 31, 2020

Note 15-Commitments and Contingencies, page F-28

1.     We note your disclosures regarding the litigation against the company, each of the current members of the company’s Board of Directors, and certain of the company’s current and former officers, alleging, among other things, certain federal securities law violations and/or related breaches of fiduciary duties in connection with the company’s April 2019 Restatement of certain prior period financial statements. We also note your disclosure in the first risk factor on page 20, that if you do not prevail in the shareholder litigation matters, you may be required to pay substantial damages or settlement costs. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please tell us your consideration, analysis, and conclusions regarding any amounts of probable or possible losses pursuant to ASC 450. We may have further comment upon reviewing your response.

KushCo Holdings, Inc.	6261 Katella Ave Suite 250, Cypress CA 90630	www.kushco.com

RESPONSE: Pursuant to ASC 450-20-50-3 and 450-20-50-4, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of the accrued amounts. Following this guidance, the Company evaluated and consulted with external counsel to determine the range of possible monetary damages for each of the Company’s existing class action and derivative class action claims and the appropriate level of disclosure. Below are further details regarding each claim brought against the Company:

Shareholder Class Action: In September 2019, the Court appointed co-lead plaintiffs and co-lead counsel for the plaintiffs. In November 2019, the lead plaintiffs filed an amended complaint. In February 2020, the Company moved to dismiss the amended complaint. In September 2020, the Court granted the defendants’ motion to dismiss the amended complaint with leave to amend. On November 2, 2020, after the lead plaintiffs’ failed to file an amended complaint, the Court entered judgment in favor of the defendants, dismissing the action with prejudice. On December 2, 2020, the lead plaintiffs filed a notice of appeal of the judgment to the U.S. Court of Appeals for the Ninth Circuit. At this time, we are unable to offer an opinion as to the probable outcome of the matter or the range or amount of any potential loss based on the totality of information available to us.

Consolidated Federal Shareholder Derivative Action: In September 2019, the Court consolidated the two cases. In December 2019, the Court ordered a stay of the consolidated action pursuant to a stipulation of the parties. The stay in this case expired in December 2020 and the parties are currently discussing a stipulated stay pending the appeal in the Federal class action matter. At this time, we are unable to offer an opinion with respect to the probable outcome of the matter or the range or amount of any potential loss based on the totality of information available to us.

California State Shareholder Derivative Action: In August 2019, the Court ordered a stay of this action pursuant to a stipulation of the parties. The stay in this case expired in December 2020 and the Company expects to discuss to stipulate the stay pending the outcome of the Federal class action appeal. At this time, we are unable to offer an opinion with respect to the probable outcome of the matters or the range or amount of any potential loss based on the totality of information available to us.

Nevada State Shareholder Derivative Actions: In August 2020 and September 2020, the Court ordered stays of the Majchrzak action and the Bruno action, respectively, pursuant to the plaintiffs’ unopposed motions. The stays in these cases expired in December 2020 and the Company expects to discuss to stipulate the stay pending the outcome of the Federal class action appeal. At this time, we are unable to offer an opinion with respect to the probable outcome of the matters or the range or amount of any potential loss based on the totality of information available to us.

California Federal Shareholder Derivative and Class Action: On December 14, 2020, the Court ordered that defendants’ responsive pleadings to the complaint shall be due January 15, 2021, plaintiff’s oppositions to any such motions shall be due March 1, 2021, and defendants’ replies shall be due March 31, 2021. At this time, we are unable to offer an opinion with respect to the probable outcome of the matter or the range or amount of any potential loss based on the totality of information available to us.

The ASC 450 assessment is re-evaluated whenever a significant development occurs and at the end of each reporting period as we revise and update the disclosures in our periodic reports. At each stage in the process, we consider the accounting and disclosure implications of any legal developments and whether a loss is probable, reasonably possible or remote, and whether we can reasonably estimate a range of possible loss.

KushCo Holdings, Inc.	6261 Katella Ave Suite 250, Cypress CA 90630	www.kushco.com

With respect to matters for which a loss is deemed probable or reasonably possible, we determine an estimate of possible loss or range of loss by reviewing and evaluating relevant factual and legal developments on a case-by-case basis, considering factors such as: (a) the nature of the litigation, claim and assessment; (b) its procedural status (including any rulings on the merits or determinations of liability); (c) whether the claim is an individual claim or an alleged class action; (d) the extent of discovery; (e) whether the damages sought have been specified; (f) relevant precedent; (g) our prior experience with respect to similar claims and theories of liability asserted; (h) information obtained during settlement discussions; (i) the likelihood of settlement; and (j) our possible defenses. We may be unable to reasonably estimate the loss or range of loss if information on any of these factors is incomplete, uncertain or unavailable. Significant management judgment is required to determine both the probability and estimated amount of a possible loss or range of loss. In future filings, when we determine we have a probable liability and can estimate the loss or range of loss in accordance with the applicable guidance and our procedures, we will revise our disclosure as applicable to disclose such an estimate, if material.

Beginning with its First Quarter Quarterly Report on Form 10-Q, the Company revised the contingencies related disclosure to more specifically reference the requirements of paragraphs 3-5 of ASC 450-20-50. We will further revise our disclosure in future filings to specifically note that the Company cannot predict the ultimate outcome of these matters and cannot reasonably estimate the potential loss or range of loss that the Company may incur for so long as that is the case.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at (310) 740-0710.

Sincerely,

/s/ Stephen Christoffersen
Stephen Christoffersen
Chief Financial Officer
KushCo Holdings
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KushCo Holdings, Inc.	6261 Katella Ave Suite 250, Cypress CA 90630	www.kushco.com